SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date: April 11, 2002

Koninklijke Ahold N.V.
(Exact name of registrant as specified in charter)

Royal Ahold
(Translation of registrant's name into English)

The Netherlands
(Jurisdiction of organization)

Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
(Address of principal executive offices)

Registrant's telephone number, international: + 31-75-659-9111

0-18898
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On April 11, 2002, Koninklijke Ahold N.V. ("Royal Ahold") publicly disclosed a schedule of financial information that details the expenses taken against provisions for its 52-week fiscal year ended December 31, 2000 ("fiscal 2000"). The financial information contained in the schedule is unaudited and was prepared in accordance with Dutch GAAP (in Euro millions). On April 11, 2002, Royal Ahold also publicly disclosed a second schedule that provides net earnings under US GAAP for its 52-week fiscal year ended December 30, 2001 ("fiscal 2001") and fiscal 2000, as well as adjustments to reported net earnings to conform to US GAAP (in Euro millions). The second schedule also provides US GAAP net earnings excluding goodwill and exceptional items. A copy of the schedule of the financial information that details the expenses taken against provisions for fiscal 2000 is attached hereto as Exhibit 1. A copy of the schedule that provides net earnings under US GAAP for fiscal 2001 and fiscal 2000 is attached hereto as Exhibit 2.

LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibits	Description
1.	Schedule that details expenses taken against provisions for fiscal 2000.
2.	Schedule that provides net earnings under US GAAP for fiscal 2001 and fiscal 2000.

Exhibit 1

Royal Ahold
Change in Other Provisions
2000 fiscal year
In Euro millions

The following schedule details the expenses taken against provisions in fiscal year 2000. The change in other provisions for fiscal year 2000 total of a negative EUR 196 million can be seen in the 2001 Annual Report on the cash flow statement under operating earnings on the line "Changes in Other Provisions". For further information, please see page 60 of the 2000 Annual Report or Note 14 in the 2000 annual report on Form 20-F. Unless otherwise stated, amounts shown are in Euro millions. The financial information contained in this schedule is unaudited and were prepared in accordance with Dutch GAAP. The preparation of the financial information contained in this schedule requires management to make estimates and assumptions at the date the financial statements of Ahold are prepared. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. To the extent that these estimates and assumptions relate to the establishments of or additions to future provisions, they may be deemed to be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. *For a discussion regarding forard-lookin gstatments, see the 2000 annual report on Form 20-F. Also, for a discussion of our fiscal years, please* see the 2000 annual report on Form 20-F.

Change in Other Provisions			**Explanation**
Pensions (1)		0,2	Immaterial
Early retirement commitments (2)		1,6	Immaterial
Other provisions for personnel costs (3)			
- USA	-6,9		Expenses associated with the severence of distribution center personnel in both retail and foodservice
- Europe	-30,9		Expenses associated with the severence of executive management and personnel contracts
- Miscellaneous, Europe	-11,9		Release of overprovided personnel cost provisions
		-49,7	
Restructuring (4)			
- USA	-54,5		*Edwards conversion ($27M), Giant Landover closures and* conversions ($22M), and other store closures and conversions
- Europe	-13,5		*Closure and transfer of facilities related to the acquisition of* Deli XL
- Asia	-6,8		Closure of facilities related to the exiting of China and Singapore
		-74,8	
Loss Reserve (5)		36,1	Addition to provisions related to general liability and disability that has not been placed with third parties
Equalization provisions (6)			
- USA	4,7		Provision for step rents
- Europe	-11,9		Release of overprovided equalization provisions
- Asia	-10,0		Expenses related to distribution center in Thailand
		-17,2	
Miscellaneous (7)			
- United Signature Food contract	-38,4		*Costs associated with an unprofitable purchasing contract with* United Signature Food
- USA, Stop and Shop	-17,1		*Expenses related to the Bradlees bankruptcy and Purity* acquisition
- USA retail legal expenses	-6,8		Expenses related to a labor dispute at Giant Landover
- Europe	-18,0		Conversion of the Euro (11.2M) and other miscellaneous general liabilities
- Latin America	-12,3		Expenses related to labor disputes in Latin America
		-92,6	
Total Change in Other Provisions		**-196,4**	

Notes (also see page 60 of the 2000 Annual Report):

(1) The provision for "Pensions", reflecting commitments for pensions not placed with other funds, has been based on actuarial calculations using discount rates ranging from 5.25% to 8%, and also includes amounts for future increases in benefits and for possible inflation.

(2) On the basis of collective labor agreements, a provision for "Early retirement commitments" has been established, determined in accordance with a dynamic system. Early retirement rights due now have been placed with the Ahold Pension Fund by means of a single premium payment

(3) "Other provisions for personnel costs" are comprised of commitments for severance and supplementary benefit arrangements, primarily in the context of reorganizations

(4) The provision for "Restructuring" includes non-personnel related costs, such as the expected impairment in the value of tangible fixed assets and closed store reserves, regarding reorganizations still in process. The provision for closed and divested facilities represents the estimated future costs (principally for rent obligations and loss on the disposal of assets) for facilities, primarily retail stores that have been closed or announced to be closed.

(5) The provision for "Loss Reserve" reflects estimated commitments witih respect to general liability and disability that have not been placed with third parties. This provision mainly refers to the US operating companies. The level of the provision is evaluated periodically based on the actuarial estimates.

(6) The "Equalization provisions" compromise amounts for estimated maintenance costs of buildings and step rents and straight-line amortization of interest commitments.

(7) Included in "Miscellaneous" is a material amount for certain contingent liabilities, primarily leases, related to activities of Stop and Shop that were terminated prior to the acquisition by Ahold. Futhermore, it comprises liabilities for potential environmental, labor and other claims.

Exhibit 2

Net earnings under US GAAP

Reconciliation of earnings excluding goodwill and exceptional items

	2001	2000	(+/-)
Net earnings before dividends on cumulative preferred financing shares under US GAAP	157,9	811,1	-80,5%
Adjustment for:			
Goodwill amortization	918,3	338,2	
Tax on goodwill amortization	(17,2)	(2,0)	
Minority share in earnings	(26,4)	(32,7)	
Net earnings adjustment	874,7	303,5	
Restructuring provision U.S. Foodservice	73,2	-	
Income tax	(27,1)	-	
Net earnings adjustment	46,1	-	
Devaluation loss Argentina	214,2	-	
Minority share in earnings	-	-	
Net earnings adjustment	214,2	-	
SFAS 133 transition adjustment	27,5	-	
Subtotal net earnings impact	1.162,5	303,5	
US GAAP net earnings before dividends on cumulative *preferred financing shares, excluding goodwill and* exceptional items	1.320,4	1.114,6	18,5%
Dividends on cumulative preferred financing shares	(38,2)	(17,4)	
US GAAP Net earnings common shareholders, excluding goodwill and exceptional items	1.282,2	1.097,2	16,9%
Average number of shares (x1000)	857.509	737.403	
US GAAP Net earnings per common share, excluding goodwill and exceptional items	1,50	1,49	0,5%

US GAAP Net earnings before dividends on preferred financing shares in fiscal 2001 were EUR 158 million compared to EUR 811 million in fiscal 2000, a decrease of 80%. US GAAP Earnings per common share were EUR 0.14 and EUR 1.08 in fiscal 2001 and 2000, respectively, representing a decrease of 87% in fiscal 2001. Excluding the effects of goodwill amortization of EUR 918 million, restructuring charges for U.S. Foodservice of EUR 73, the Argentine Peso devaluation of EUR 214 million and the SFAS 133 transition adjustment of EUR 27 million, less the tax effect and minority share interest of EUR 71 million, US GAAP net earnings before dividends on preferred financing shares increased by 18% to EUR 1,320 million in fiscal 2001. Earnings per share before goodwill amortization (EUR 1.02 per share) restructuring charges for U.S. Foodservice (EUR 0.05 per share), the impact of the Argentine Peso devaluation (EUR 0.25 per share) and the impact of the SFAS 133 transition adjustment (EUR 0.03) increased by 0.5% to EUR 1.50 in fiscal 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD N.V.

Date: April 11, 2002

By: /s/ M.P.M. DE RAAD
Name: M.P.M. de Raad
Title: Executive Vice President